FOIA Confidential Treatment Request Confidential Treatment Requested by Levi Strauss & Co. in connection with Registration Statement on Form S-1 filed on February 13, 2019 as amended on March 6, 2019

Eric C. Jensen

T: +1 650 843 5049

ejensen@cooley.com

March 7, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan
Pam Howell
James Giugliano
Raj Rajan

Re:	Levi Strauss & Co.
Registration Statement on Form S-1
Filed February 13, 2019
File No. 333-229630

Ladies and Gentlemen:

On behalf of Levi Strauss & Co. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the Company’s proposed initial public offering pursuant to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on February 13, 2019, as amended on March 6, 2019. We are providing this letter in response to comments from the Staff received telephonically relating to the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5059 rather than rely on the U.S. mail for such notice.

Expected Bona Fide Price Range

The Company supplementally advises the Staff that it expects to include a bona fide price range of $[***] to $[***] per share of the Company’s Class A common stock in a subsequent amendment

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 7, 2019

to the Registration Statement that will be filed shortly before the commencement of the Company’s roadshow. To facilitate the Staff’s review process, Exhibit A attached hereto includes certain proposed pages of such amendment to show the effect of certain calculations made using the midpoint of this price range. The Company is in the process of finalizing these calculations, and certain amounts, such as the number of shares to be offered and the estimated expenses of the offering, are preliminary and may be changed.

*    *    *    *

Please contact me at (650) 843-5049 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen
Eric C. Jensen
Cooley LLP

cc:	Charles V. Bergh, Levi Strauss & Co.

Harmit Singh, Levi Strauss & Co.

Seth R. Jaffe, Levi Strauss & Co.

David Jedrzejek, Levi Strauss & Co.

Jodie Bourdet, Cooley LLP

Siana Lowrey, Cooley LLP

John L. Savva, Sullivan & Cromwell LLP

Sarah P. Payne, Sullivan & Cromwell LLP

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Exhibit A

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 11, 2019.

[***] Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Levi Strauss & Co. We are offering [***] shares of Class A common stock. The selling stockholders identified in this prospectus are offering an additional [***] shares of Class A common stock. We will not receive any proceeds from the sale of Class A common stock being sold by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. We currently estimate that the initial public offering price for our Class A common stock will be between $[***] and $[***] per share. We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “LEVI.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer. Each share of Class A common stock will be entitled to one vote and each share of Class B common stock will be entitled to ten votes. Each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer, subject to certain exceptions. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, will be reclassified into shares of Class B common stock immediately prior to this offering. Following this offering, the holders of outstanding shares of Class B common stock will hold approximately [***]% of the voting power of our outstanding capital stock.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 20 for factors you should consider before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)

We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders, including all underwriting discounts and commissions applicable to the sale of shares of Class A common stock by the selling stockholders. See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional [***] shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions.

Goldman Sachs & Co. LLC		J.P. Morgan
BofA Merrill Lynch	Morgan Stanley	Evercore ISI

BNP PARIBAS	Citigroup	Guggenheim Securities	HSBC

Drexel Hamilton	Telsey Advisory Group	The Williams Capital Group, L.P.

Prospectus dated                     .

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

	As of November 25, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$713,120	$713,120	$	[***]
Working capital	1,235,860	1,125,860		[***]
Total assets	3,542,660	3,542,660		[***]
Total debt, excluding capital leases	1,052,154	1,052,154		[***]
Temporary equity	299,140	—		—
Total Levi Strauss & Co. stockholders’ equity	660,113	849,253		[***]

(1)

Pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, (b) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (c) the reclassification of temporary equity to permanent equity as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering” and (d) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy.”

(2)

Pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of Class A common stock that we are offering at an assumed initial public offering price of $[***] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $[***] per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $[***] million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $[***] million, assuming the assumed initial public offering price of $[***] per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $[***] per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. If you purchase shares of Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $[***] per share as of November 25, 2018, based on the assumed initial public offering price of $[***] per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that outstanding RSUs are settled, SARs are exercised or new RSUs or SARs or other securities are issued under our equity incentive plans or we issue additional shares of Class A common stock or Class B common stock in the future. See “Dilution.”

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified board of directors so that not all members are elected at one time;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders.

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

DIVIDEND POLICY

We have paid cash dividends on our common stock each year since 2008. As noted in “Liquidity and Capital Resources,” our top capital allocation priorities are reinvesting back into the existing business and returning cash to stockholders, including in the form of cash dividends, which we target to be equal to or greater than our most recent annual dividends. In January 2019, our board of directors declared two cash dividends of $55 million each, the first of which was paid in the first quarter of fiscal year 2019 to the holders of record of our common stock at the close of business on February 8, 2019 and the second of which will be paid in the fourth quarter of fiscal year 2019 to the holders of record of our Class A and Class B common stock at the close of business on October 5, 2019. We have not yet made a determination regarding the amount of any additional future payment of cash dividends. Future cash dividends will be paid in the same per-share amount on both our Class A common stock and Class B common stock. Future determinations regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, payout ratio, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 25, 2018:

•	on an actual basis;

•

on a pro forma basis giving effect to (i) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock as if such reclassification had occurred on November 25, 2018, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (iii) the reclassification of temporary equity to additional paid-in capital as described in footnote (1) to the table below and (iv) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy”; and

•

on a pro forma as adjusted basis giving effect to (i) the pro forma items described immediately above and (ii) the sale of [***] shares of Class A common stock by us in this offering at an assumed initial public offering price of $[***] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of November 25, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$713,120	$713,120	$	[***]

Total debt, excluding capital leases	$1,052,154	$1,052,154		$1,052,154

Temporary equity(1)	$299,140	$—		$—

Stockholders’ equity:
Preferred stock, par value $1.00 per share; 100,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$—	$—		$—
Common stock, par value $0.001 per share; 2,700,000,000 shares authorized, 376,028,430 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	376	—		—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 1,200,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,200,000,000 shares authorized, [***] shares issued and outstanding, pro forma as adjusted	—	—		[***]
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 422,000,000 shares authorized, 376,028,430 shares issued and outstanding, pro forma; 422,000,000 shares authorized, [***] shares issued and outstanding, pro forma as adjusted	—	376		[***]
Additional paid-in capital	—	299,140		[***]
Accumulated other comprehensive loss	(424,584)	(424,584)		[***]
Retained earnings	1,084,321	974,321		[***]

Total Levi Strauss & Co. stockholders’ equity	$660,113	$849,253	$	[***]

Total capitalization	$2,011,407	$1,901,407	$	[***]

(1)

Prior to this offering, the holder of shares of Class B common stock issued upon exercise or settlement of certain RSU or SAR awards may require us to repurchase such shares at certain times at the then-current market value pursuant to a contractual put right. Because these equity-classified awards may be redeemed in cash at the option of the holder, they are presented on the balance sheet outside of permanent equity, within “temporary equity.” Temporary equity reflects the redemption value of these awards, which incorporates the elapsed service period since the grant date reflecting the pattern of compensation cost recognition, as well as the fair value of the Class B common stock issued in accordance with our 2016 EIP. Upon the completion of this offering, the contractual put right related to these awards will terminate and these awards will no longer be presented in temporary equity. Accordingly, the balance in temporary equity as of immediately prior to the offering will be reclassified to additional paid-in capital upon completion of this offering. For more information regarding these awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering.”

A $1.00 increase (decrease) in the assumed initial public offering price of $[***] per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $[***] million, assuming that the

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $[***] million, assuming the assumed initial public offering price of $[***] per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering are based on no shares of Class A common stock and 376,028,430 shares of Class B common stock outstanding as of November 25, 2018, and excludes:

•

18,943,100 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP that were outstanding as of November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•	895,560 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP after November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

40,000,000 shares of Class A common stock reserved for future issuance under our 2019 EIP, which will become effective in connection with this offering, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives”; and

•	12,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following the completion of this offering.

Our historical net tangible book value as of November 25, 2018 was $687.5 million, or $1.83 per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of November 25, 2018.

Our pro forma net tangible book value as of November 25, 2018 was $577.5 million, or $1.54 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of Class A common stock and Class B common stock outstanding as of November 25, 2018, after giving effect to: (i) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock as if such reclassification had occurred on November 25, 2018, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (iii) the reclassification of temporary equity to additional paid-in capital as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering” and (iv) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy.”

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of [***] shares of Class A common stock by us in this offering at an assumed initial public offering price of $[***] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of November 25, 2018 was $[***] million, or $[***] per share. This amount represents an immediate increase in pro forma net tangible book value of $[***] per share to our existing stockholders and an immediate dilution of $[***] per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share			$	[***]
Historical net tangible book value per share as of November 25, 2018		$1.83
Decrease per share attributable to the pro forma adjustments described above		$0.29
Pro forma net tangible book value per share as of November 25, 2018		$1.54
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering	$	[***]

Pro forma as adjusted net tangible book value per share after giving effect to this offering			$	[***]
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$	[***]

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

initial public offering price of $[***] per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $[***] per share and increase (decrease) the dilution to new investors by $[***] per share, in each case assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $[***] per share and increase (decrease) the dilution to new investors by $[***] per share, in each case assuming the assumed initial public offering price of $[***] per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our pro forma as adjusted net tangible book value would be $[***] per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $[***] per share.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering are based on no shares of Class A common stock and 376,028,430 shares of Class B common stock outstanding as of November 25, 2018, and excludes:

•

18,943,100 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP that were outstanding as of November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

895,560 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP granted after November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

40,000,000 shares of Class A common stock reserved for future issuance under our 2019 EIP, which will become effective in connection with this offering, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives”; and

•	12,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering.

To the extent that outstanding RSUs are settled, SARs are exercised, new RSUs or SARs or other securities are issued under our equity incentive plans, or we issue additional shares of Class A common stock or Class B common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

[***] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.